# FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person * | 2. Issuer Name and Ticker or Trading Symbol | 4. Statement for Month/Day/Year | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|---|
| Yocam, Delbert W. <br> (Last) (First) (Middle) | Adobe Systems Incorporated <br> ADBE | April 10, 2003 | X  Director <br> ___ Officer (give title below) <br> ___ 10% Owner <br> ___ Other (specify below) |
| 345 Park Avenue <br> (Street) | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 5. If Amendment, Date of Original (Month/Day/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line) |
| San Jose, CA 95110 <br> (City) (State) (Zip) | | | X  Form filed by One Reporting Person <br> ___ Form filed by More than One Reporting Person |

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**Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Stock | | | | | | | | 10,000 | D | |
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| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3A. Deemed Execution Date, if any (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4) | 10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Non-Qualified Stock Option (right to buy) | $14.8594 | | | | | | | (1) | 4/16/09 | Common Stock | 20,000 | | 20,000 | D | |
| Non-Qualified Stock Option (right to buy) | $61.7188 | | | | | | | (1) | 4/27/10 | Common Stock | 40,000 | | 40,000 | D | |
| Non-Qualified Stock Option (right to buy) | $41.0600 | | | | | | | (1) | 4/13/11 | Common Stock | 40,000 | | 40,000 | D | |
| Non-Qualified Stock Option (right to buy) | $39.0400 | | | | | | | (1) | 4/12/12 | Common Stock | 40,000 | | 40,000 | D | |
| Non-Qualified Stock Option (right to buy) | $32.4100 | 04/10/03 | | A | | 40,000 | | (1) | 4/10/13 | Common Stock | 40,000 | | 40,000 | D | |

Explanation of Responses:

(1) Options vest and become exercisable at a rate of 25% on the day preceding the Annual Meeting of Stockholders for the first two years following the grant date and 50% on the day preceding the third Annual Meeting following the grant date.

| | |
|---|---|
| /s/ Cheryl K. House | 04/15/03 |
| ** Signature of Reporting Person | Date |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

\* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

\*\* Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

*http://www.sec.gov/divisions/corpfin/forms/form4.htm*
*Last update: 09/05/2002*